United States securities and exchange commission logo





                               September 15, 2022

       Kelly Deck
       Chief Financial Officer
       Inhibrx, Inc.
       11025 N. Torrey Pines Rd.
       Suite 200
       La Jolla, CA 92037

                                                        Re: Inhibrx, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2022
                                                            Filed August 8,
2022
                                                            File No. 001-39452

       Dear Ms. Deck:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended June 30, 2022

       Item 6. Exhibits , page 43

   1. Please revise your future filings to include the opening language of paragraph 4 related to your internal control
over financial reporting in accordance with Item 601 of Regulation
                                                        S-K for exhibits 31.1
and 31.2. Provide us with your proposed revisions in your response.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Cover Page

   2. We note that your cover page reflects your filing status to be a large accelerated filer and a
 Kelly Deck
Inhibrx, Inc.
September 15, 2022
Page 2
         smaller reporting company. This was also noted on the cover of your Form 10-Q for the period ended June 30, 2022. As your public float as of June 30, 2021 is greater than $700 million, as reported on the front cover of your Form 10-K, it appears you are not eligible to use the requirements for smaller reporting companies under the revenue test to meet the condition to be considered a smaller reporting company. Please address the following points regarding your filer status:

                Tell us how your reported filer status is consistent with Release No. 34-88365:
              Accelerated Filer and Large Accelerated Filer Definitions; Final Rule.

                Revise the cover page of your document in future filings to report your filer status consistent with the above guidance, and provide us with a summary of such proposed disclosure.

                Tell us how the change in filer status impacts the adoption of recent accounting pronouncements, specifically ASU 2016-13, Financial Instruments - Credit Losses:
              Measurement of Credit Losses on Financial Statements (Topic 362) as disclosed on page 131.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 with any questions.



FirstName LastNameKelly Deck                                   Sincerely,
Comapany NameInhibrx, Inc.
                                                               Division of
Corporation Finance
September 15, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName